Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

Exhibit 99.1

Buenos Aires

April 25, 2018

To: Comisión Nacional de Valores (Argentine National Securities Commission)

To whom it may concern,

In compliance with the requirements set forth by the Argentine National Securities Commission, we write to report that the Ordinary and Extraordinary Shareholders’ Meeting (the “Meeting”) of Grupo Financiero Galicia S.A. (the “Company”) was held on April 24, 2018 at 11:40 a.m., and was presided over by Mr. Eduardo J. Escasany. The Meeting was attended by 42 shareholders (the “Shareholders”), of which 24 were present in person and 18 were represented by proxy. The Shareholders represented 281,221,650 Class A ordinary shares, with each share entitled to five votes, representing both a capital stock value of 281,221,650 pesos and 1,406,108,250 votes, and 994,655,531 Class B ordinary shares, with each share entitled to one vote, representing a capital stock value of 994,655,531 pesos, which resulted in a quorum of 89.42%.

Pursuant to the requirements of section 4, chapter II, Title II of the rules of the Argentine National Securities Commission, the summary of the resolutions adopted with respect to each item of the agenda of the April 24, 2018 Shareholders’ Meeting (the “Agenda”) is as follows:

FIRST ITEM OF THE AGENDA: “Appointment of two shareholders to sign the minutes”:

The Shareholders approved that the following two shareholders sign the Minutes: Mr. Santiago Braun and Mr. Adolfo Tamini.

SECOND ITEM OF THE AGENDA: “Examination of the business affairs of our controlled company Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”). Position to be adopted by the Company over the issues to be dealt with at Banco Galicia at the next shareholders´ meeting”.

The Shareholders approved the agent of the Company voting at the next shareholder´s meeting of Banco Galicia to be held on April 24, 2018 at 3:00 p.m.: (i) for the proposals made by the Board of Directors of Banco Galicia (the “Board”) pertaining to items 1, 2, 3, 5, 6, 7, 10, 11, 12, 13 and 14; (ii) for the approval of the performance of the Board and the Supervisory Syndics’ Committee pertaining to item 4; (iii) with regard to item 8 of the Agenda, for setting the number of regular directors at seven (7) and the number of alternate directors at four (4). Since the Regular Director, Mr. Ignacio A. Gonzalez, announced the submission of his resignation effective as of the time of the meeting, he shall vote (a) for the acceptance of his resignation and

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

(b) the election of Mr. Gastón Bourdieu as Regular Director for a three (3) year term. Since the terms of two (2) alternate directors, Mr. Enrique García Pinto and Mr. Cirilo Enrique Martin, are set to expire, and considering that the number of alternate directors is set at four, he shall vote for the re-election of Mr. Enrique García Pinto for a two year term, for the election Mr. Ignacio Enrique González for a two (2) year period and for the election Mr. Marcelo Poncini--ad referendum of the Argentine Central Bank--for a three (3) year term. Regarding item 9 of the Agenda, he shall vote (a) for the re-election of Mr. Enrique M. Garda Olaciregui and Mr. José Luis Gentile and to elect Mr. Omar Severini–-ad referendum of the Argentine Central Bank--as regular syndics and, (b) for the re-election Mr. Fernando Noetinger and Mr. Horacio Tedín and the election of Mr. Norberto D. Corizzo as alternate syndics, each for a one (1) year term.

THIRD ITEM OF THE AGENDA: “Examination of the Balance Sheet, Income Statement, and other documents as set forth by Section 234, subsection 1 of the Law of Commercial Companies and the Annual Report and Report of the Supervisory Syndics’ Committee for the 19th fiscal year ended December 31, 2017.”

The documents under discussion were approved by the Shareholders.

FOURTH ITEM OF THE AGENDA: “Treatment to be given to the fiscal year’s results. Increase to the Discretionary Reserve. Dividends’ distribution.”

The Shareholders approved that the Ps. 8,329,468,725.42 profit of the fiscal year be distributed as follows:

a) Cash Dividends: Considering the Company´s economic and financial position, the fact that most of the profits for the fiscal year correspond to income from the holdings of Banco Galicia, that for fiscal year 2017 recorded profits were Ps. 6,914,847,738.56, and considering that Banco Galicia will not distribute cash dividends and only a fraction corresponds to realized and liquid profits that meet the requirements to be distributed as per Section 68 of the Corporations Law, a proposal is made to pay dividends in cash in the amount of Ps. 1,200,000,000.00 that represents 84.10637624% with regard to 1,246,764,597 Class A and B ordinary shares with a face value of $ 1 each.

b) Legal Reserve: The amount of Ps. 25,300,000 shall be allocated to the legal reserve pursuant to the provisions established by Section 70 of the Corporations Law.

c) Discretionary Reserve: Pursuant to what has already been indicated in the proposal for the distribution of dividends in cash, and due to the fact that most of the profits for the fiscal year correspond to income from holdings and not from realized and liquid profits, a proposal is made to allocate the balance of Ps. 7,104,168,725.42 to the discretionary reserve for eventual future profits distributions.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

FIFTH ITEM OF THE AGENDA: “Approval of the Board and Supervisory Syndics Committee´s performances.”

The Shareholders approved the performances of the Board and the Supervisory Syndics’ Committee.

SIXTH ITEM OF THE AGENDA: “Supervisory Syndics Committee´s compensation.”

The Shareholders approved to fix the compensation for the Supervisory Syndics’ Committee in the amount of Ps. 442,033.

SEVENTH ITEM OF THE AGENDA: “Board compensation.”

The Shareholders approved that, for the fiscal year under discussion, the directors shall receive a compensation of Ps. 39,000,000.

EIGHTH ITEM OF THE AGENDA: “Granting of authorization to the Board to make advance payments of directors’ fees during the fiscal year beginning on January 1, 2018, ad-referendum of the shareholders’ meeting that considers the documentation corresponding to said fiscal year.”

The Shareholders approved authorization of the Board to make payments in advance on account of fees to directors, ad-referendum of the decision made at the Shareholders’ Meeting that considers the documents belonging to fiscal year started on January 1st, 2018.

NINTH ITEM OF THE AGENDA: “Election of three syndics and three alternate syndics for one (1) year term of office.”

The Shareholders approved to re-elect Dr. Enrique M. Garda Olaciregui and the public accountant José Luis Gentile and to elect the public accountant Omar Severini as regular syndics, and to re-elect the lawyers Fernando Noetinger and Horacio Tedín and to elect the public accountant Norberto D. Corizzo as alternate syndics, each for a one (1) year term of office.

TENTH ITEM OF THE AGENDA: “Determination of the number of directors and alternate directors until reaching the number of directors determined by the Meeting.”

(a) The Shareholders approved setting the number of regular directors at nine (9) and the number of alternate directors at three (3) and; b) the Shareholders resolved to re-elect Mr. Abel Ayerza, Mr. Cirilo E. Martin and Mr. Antonio R. Garcés as regular directors for a three (3) year period and to re-elect Mr. Sergio Grinenco, Mr. Alejandro M. Rojas Lagarde and Mr. Augusto R. Zapiola Macnab, as alternate directors, for a three (3) year period. In accordance with the regulations of the Comisión Nacional de Valores in its NT 2013, article 4, Section IV, Chapter I, Title XII (Transparencia en el Ámbito de la Oferta pública) and article 11,

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

Section III, Chapter III, Title II (Órganos de Administración y Fiscalización. Auditoría Externa) Mr. Abel Ayerza and Mr. Sergio Grinenco are qualified as non-independent. Likewise, it was stated that Mr. Antonio R. Garcés, Mr. Cirilo E. Martin, Mr. Alejandro M. Rojas Lagarde and Mr. Augusto R. Zapiola Macnab are qualified as independent directors.

ELEVENTH ITEM OF THE AGENDA: “Compensation of the independent accountant certifying the Financial Statements for fiscal year 2017.”

The Shareholders approved that the compensation for the accountant who certified the Financial Statements for fiscal year 2017 be set at Ps. 2,211,090.

TWELFTH ITEM OF THE AGENDA: “Appointment of the independent accountant and alternate accountant to certify the Financial Statements for fiscal year 2018.”

The Shareholders approved the appointment of the accountants Santiago José Mignone and Raúl Leonardo Viglione as independent accountant and alternate accountant, respectively. Both accountants are from Price Waterhouse & Co. S.R.L.

THIRTEENTH ITEM OF THE AGENDA: “Delegation of the necessary powers to the Board and/or sub-delegation to one or more of its members and/or to one or more members of the Company´s management and/or to whom the Board designates in order to determine the terms and conditions of the Global Program (the “Program”) for the issuance of simple, short, mid-and/or long term Negotiable Obligations, non-convertible into shares and the negotiable obligations that will be issued under the same Program.”

The Shareholders approved the delegation of the necessary powers to the Board and/or sub-delegation to one or more of its members and/or to one or more members of the Company´s management and/or to whom the Board designates in order to determine the terms and conditions of the Program and the negotiable obligations to be issued within the Program, up to the amount set by the Meeting.

Yours sincerely,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com